UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

J. ALEXANDER’S CORPORATION

(Name of Issuer)

Common Stock, par value $0.05

(Title of Class of Securities)

466096104

(CUSIP Number)

Michael L. Gravelle

Executive Vice President, General Counsel and Corporate Secretary

Fidelity National Financial, Inc.

601 Riverside Avenue

Jacksonville, Florida 32204

(904) 854-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

September 19, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 466096104	SCHEDULE 13D	Page 2 of 9

1	NAMES OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Fidelity National Financial, Inc. 16-1725106
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,703,418(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 6,703,418(1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,703,418(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 90.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Beneficial ownership of 6,703,418 shares of common stock, par value $0.05, of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the relationships described under Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Amendment to Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any such shares of common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Based on 7,410,291 shares of common stock outstanding as of September 26, 2012, as represented by the Issuer’s transfer agent.

CUSIP No. 466096104	SCHEDULE 13D	Page 3 of 9

1	NAMES OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Fidelity National Special Opportunities, Inc. 84-1716261
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,703,418(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 6,703,418(1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,703,418(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 90.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Beneficial ownership of 6,703,418 shares of common stock, par value $0.05, of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the relationships described under Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Amendment to Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any such shares of common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Based on 7,410,291 shares of common stock outstanding as of September 26, 2012, as represented by the Issuer’s transfer agent.

CUSIP No. 466096104	SCHEDULE 13D	Page 4 of 9

1	NAMES OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): New Athena Merger Sub, Inc. 46-0867189
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,703,418
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 6,703,418
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,703,418
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 90.5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Based on 7,410,291 shares of common stock outstanding as of September 26, 2012, as represented by the Issuer’s transfer agent.

CUSIP No. 466096104	SCHEDULE 13D	Page 5 of 9

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.05 (the “Shares”), of J. Alexander’s Corporation, a Tennessee corporation (“J. Alexander’s”). The address of the principal executive offices of J. Alexander’s is 3401 West End Avenue, Suite 260, P.O. Box 24300, Nashville, Tennessee 37202.

Item 2.	Identity and Background.

(a), (f) This Statement is filed by (i) Fidelity National Financial, Inc., a Delaware corporation (“FNF”), (ii) Fidelity National Special Opportunities, Inc., a Delaware corporation (“FNSO”) and a direct, wholly-owned subsidiary of FNF, and (iii) New Athena Merger Sub, Inc., a Tennessee corporation and a direct, wholly-owned subsidiary of FNSO (“Merger Sub”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”). Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6 and, accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The business address of each Reporting Person is 601 Riverside Avenue, Jacksonville, Florida 32204.

(c) FNF is a holding company for other entities, the principal business of which is the provision of title insurance, mortgage services and restaurant and other diversified services. FNSO is a holding company that also currently holds a 55% stake in American Blue Ribbon Holdings, a restaurant owner and operator of the O’Charley’s, Ninety Nine Restaurant, Max & Erma’s, Village Inn, Bakers Square and Stoney River Legendary Steaks concepts. Merger Sub is a holding company and a direct, wholly-owned subsidiary of FNSO that was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (as defined and discussed in Item 4 below).

(d), (e) During the last five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any person listed on Exhibit 99.1, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, on August 6, 2012, Merger Sub commenced the Offer to purchase all of the outstanding Shares, at the Offer Price.

The initial offering period of the Offer expired at 5:00 P.M., New York City time, on September 19, 2012. On that date, Merger Sub accepted for purchase all Shares that were validly tendered and not validly withdrawn in connection with the Offer. On September 20, 2012, Merger Sub commenced a subsequent offering period in connection with the Offer, for all remaining untendered Shares. The subsequent offering period expired at 5:00 p.m., New York City time, on September 26, 2012. On each day of the subsequent offering period of the Offer, Merger Sub accepted for purchase all Shares that were validly tendered in connection with the Offer. An aggregate of 5,328,915 Shares was purchased by Merger Sub in accordance with the terms of the Offer at a price of $14.50 per Share. Merger Sub paid an aggregate of $77,269,267.50 to holders of Shares acquired pursuant to the Offer, which was funded through FNF’s and its subsidiaries’ available cash and cash equivalents and through borrowings under

CUSIP No. 466096104	SCHEDULE 13D	Page 6 of 9

FNF’s existing unsecured revolving bank credit facility under the Second Amended and Restated Credit Agreement, dated as of April 16, 2012, among FNF, Bank of America, N.A., as Administrative Agent, and the other financial institutions party thereto (the “Revolving Credit Facility”).

Prior to the expiration of the Offer, on September 26, 2012, FNF exercised its option (the “Top-Up Option”) to purchase 1,374,503 newly issued Shares (the “Top-Up Shares”) from the Issuer in accordance with the Merger Agreement. FNF acquired the Top-Up Shares at a price of $14.50 per Share (the same amount paid for each Share tendered and accepted for payment by Merger Sub pursuant to the Offer) and paid the purchase price with $68,725.15 in cash, representing the aggregate par value of the Top-Up Shares, which was funded through FNF’s and its subsidiaries’ available cash and cash equivalents and through borrowings under the Revolving Credit Facility, and by delivery of a promissory note to the Issuer in the amount of $19,861,568.35, representing the aggregate purchase price pursuant to the Top-Up Option, minus the amount paid in cash. FNF subsequently contributed the Top-Up Shares to FNSO, which, in turn, contributed such shares to Merger Sub.

The information set forth under Item 4 is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

The purpose of the transactions described in this Statement was for FNF, through Merger Sub, to acquire control of, and the entire equity interest in, the Issuer. The Offer, as the first step in the acquisition of the Issuer, was intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger will be to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer.

On July 30, 2012, FNF and Merger Sub entered into an Amended and Restated Agreement and Plan of Merger by and among FNF, Merger Sub, Fidelity Newport Holdings, LLC (for the limited purposes set forth therein), American Blue Ribbon Holdings, Inc. (for the limited purposes set forth therein), Athena Merger Sub, Inc. (for the limited purposes set forth therein) and the Issuer, dated as of July 30, 2012 and amended on September 6, 2012 (as amended, the “Merger Agreement”), a copy of which is attached hereto as Exhibits 99.2 and 99.3 and incorporated herein by reference. Pursuant to the terms of the Merger Agreement, and upon the terms and subject to the satisfaction or waiver of the conditions thereof, Merger Sub commenced a cash tender offer upon the terms and subject to the conditions set forth in the offer to Purchase and the related letter of transmittal (each, as amended and supplemented from time to time), copies of which are attached as Exhibits 99.4 and 99.5, respectively (the “Offer”), to acquire all of the Issuer’s Shares for a purchase price that was increased on September 6, 2012 to $14.50 per share, net to the seller in cash without interest thereon and less any required withholding tax (the “Offer Price”).

The Shares purchased in the Offer, when combined with the Top-Up Shares, gave Merger Sub aggregate ownership of 90.5% of the outstanding Shares as of September 26, 2012. Accordingly, Merger Sub intends to effect a short-form merger (the “Merger”) pursuant to Section 48-21-105 of the Tennessee Business Corporation Act (the “TBCA”) and, as a result, the Issuer will become an indirect, wholly-owned subsidiary of FNF. As a result of the Merger, any Shares not tendered in the Offer (other than Shares held by the Issuer or Merger Sub, which Shares will be cancelled without any conversion) will be cancelled and converted into the right to receive the same $14.50 in cash per Share, without interest thereon and less any required withholding taxes, that was paid in the Offer. The Reporting Persons estimate that an aggregate of approximately $10,249,658.50 will be necessary to purchase Shares in connection with the Merger, which will be funded through FNF’s and its subsidiaries’ available cash and cash equivalents and through borrowings under the Revolving Credit Facility.

CUSIP No. 466096104	SCHEDULE 13D	Page 7 of 9

From and after the effective time of the Merger (the “Effective Time”) and pursuant to the Merger Agreement, (i) the directors of Merger Sub will serve as directors of the Issuer, (ii) the officers of the Issuer immediately prior to the Effective Time will be the officers of the surviving corporation and (iii) Merger Sub’s charter and bylaws, as in effect immediately prior to the Effective Time, will be the charter and bylaws of the Surviving Corporation. Following the Merger, the Shares will no longer be traded on The Nasdaq Stock Market Global Select Market, there will be no public market for the Shares and registration of the Shares under the Securities Exchange Act of 1934, as amended, will be terminated.

All information contained in the sections of the Offer to Purchase entitled “The Merger Agreement; Other Agreements”; “Purpose of the Offer; Plans for J. Alexander’s”; and “Certain Effects of the Offer” is incorporated herein by reference. Except as set forth in this Statement (including any information incorporated herein by reference) and in connection with the transaction described above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

The information set forth under Items 3 and 6 is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). As of the date hereof, Merger Sub was the direct record owner of and may be deemed to have sole voting and dispositive power with respect to, and each other Reporting Person may be deemed to beneficially own and have sole voting and dispositive power with respect to 6,703,418 Shares, representing approximately 90.5% of the issued and outstanding Shares.

All percentages set forth in this Schedule 13D are based upon the Issuer’s 7,410,291 Shares outstanding as of September 26, 2012, as provided by the Issuer’s transfer agent.

(c) On each of the following dates, Merger Sub accepted for purchase all Shares that were validly tendered in connection with the Offer and the guaranteed delivery procedures thereunder:

Date	No. of Shares Accepted
September 19, 2012	4,451,627
September 20, 2012	0
September 21, 2012	249,763
September 24, 2012	96,342
September 25, 2012	497,027
September 26, 2012	34,156

An aggregate of 5,328,915 Shares were purchased by the Merger Sub in accordance with the terms of the Offer at $14.50 per Share.

In addition, prior to the expiration of the subsequent offering period of the Offer, on September 26, 2012, FNF exercised the Top-Up Option to purchase 1,374,503 newly issued Shares from the Issuer in accordance with the Merger Agreement. FNF acquired the Top-Up Shares at a price of $14.50 per Share (the same amount paid for each Share tendered and accepted for payment by Merger Sub pursuant to the Offer) and paid the purchase price with $68,725.15 in cash and by delivery of a promissory note to the Issuer in the amount of $19,861,568.35. FNF subsequently contributed the Top-Up Shares to FNSO, which, in turn, contributed such shares to Merger Sub.

(d) and (e) Not applicable.

CUSIP No. 466096104	SCHEDULE 13D	Page 8 of 9

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The information set forth under Items 3, 4 and 5 is incorporated by reference into this Item 6.

On October 1, 2012, FNF, FNSO, and Merger Sub entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.6 hereto and is incorporated herein by reference.

Except for the agreements described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Exhibit 99.1), or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

Except as otherwise expressly described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Person and any person or entity.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description

99.1	Directors and Executive Officers of FNF, FNSO and Merger Sub*

99.2	Merger Agreement (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 2, 2012)

99.3	First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of September 5, 2012, by and among Fidelity National Financial, Inc., New Athena Merger Sub, Inc. and J. Alexander’s Corporation (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 6, 2012).

99.4	Offer to Purchase, dated August 6, 2012 (incorporated herein by reference to Exhibit 99(a)(1)(A) to the Schedule TO filed by FNF, FNSO and Merger Sub with the Securities and Exchange Commission on August 6, 2012, as amended).

99.5	Letter of Transmittal (including Form W-9 and General Instructions to Form W-9) (incorporated herein by reference to Exhibit 99(a)(1)(B) to the Schedule TO filed by FNF, FNSO and Merger Sub with the Securities and Exchange Commission on August 6, 2012, as amended).

99.6	Joint Filing Agreement*

*	Filed herewith.

CUSIP No. 466096104	SCHEDULE 13D	Page 9 of 9

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

FIDELITY NATIONAL FINANCIAL, INC.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary
Date:	October 1, 2012

FIDELITY NATIONAL SPECIAL OPPORTUNITIES, INC.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary
Date:	October 1, 2012

NEW ATHENA MERGER SUB, INC.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary
Date:	October 1, 2012